UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 0)

Caesarstone Ltd.
(Name of Issuer)

Common
(Title of Class of Securities)

M20598104
(CUSIP Number)

December 31, 2020
Date of Event Which Requires Filing of this Statement



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

X	Rule 13d-1(b)
?	Rule 13d-1(c)
?	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. M20598104


1
Name of reporting person
S.S. or I.R.S. Identification No. of Above Person

GLOBAL ALPHA CAPITAL MANAGEMENT LTD.





2
Check the appropriate box if a member of a group
(a)









(b)
?






3
SEC USE ONLY
4
Citizenship or place of organization

Montreal, Quebec, Canada

5
Sole Voting Power
Number of Shares

1,622,939
Beneficially
6
Shared Voting Power
owned


by each reporting
7
Sole Dispositive Power
person with

1,868,181

8
Shared Dispositive Power



9
Aggregate amount beneficially owned by each reporting person

Global Alpha Capital Management Ltd.
1,868,181
10
Check box if the aggregate amount in row (9) excludes certain shares*

Not Applicable
11
Percent of Class Represented by amount in Row 9

Global Alpha Capital Management Ltd.
5.4%
12
Type of Reporting*

IA (Investment Adviser)




SCHEDULE 13G


Item 1.
	      (a)	Caesarstone Ltd.
	      (b)	Kibbutz Sdot Yam
       MP Menashe L3 38805
       Israel

Item 2.
	(a)	GLOBAL ALPHA CAPITAL MANAGEMENT LTD.
	(b)	1800 McGill College
 		Suite 1300
 		Montreal, Quebec
		H3A 3J6
		Canada
	(c)	Montreal, Quebec, Canada
	(d)	Common
	(e)	M20598104


Item 3.	If this statement is filed pursuant to Rule 13d-1(b),
	or 13d-2(h), check whether the person filing is a:
	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

Item 4.	Ownership
      (a)	   1,868,181
	(b)	5.4%
	(c)
		(i)	0
		(ii)	1,622,939
		(iii)	1,868,181
		(iv)	0

Item 5.	Ownership of Five Percent or Less of a Class
	Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
	Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
	Security being Reported on By the Parent Holding Company
	Not applicable

Item 8.	Identification and Classification of Members of the Group
	Not applicable

Item 9.	Notice of Dissolution of Group
	Not applicable


Item 10.	Certification
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	Global Alpha Capital Management Ltd. ("Company") is of the view that it and the investment companies and other accounts that it manages are not acting as a "group" for the purposes of section 13(d) under the Act and that it and such investment companies and accounts are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" under Rule 13D-3 promulgated under the 1934 Act. Therefore, it is of the view that the shares held by the Company and such investment companies and accounts should
	 not be aggregated for purposes of section 13(d).

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 2021             _
										Date


_____________________________
										Signature


                 Robert Beauregard, CIO_
										Name/Title
2
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